September 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Hartford Funds Exchange-Traded Trust
Issuer CIK: 0001501825
Issuer File Number: 333-215165/811-23222
Form Type: 8-A12B
Filing Date: September 29, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Hartford Alpha Capture International Growth ETF and Hartford Alpha Capture SMID Cap ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications